

December 13, 2013

<u>Via E-mail</u>
Keith Duffy
Chief Executive Office
AEGEA, Inc.
535 16th Street, Suite 820
Denver, CO 80202

> **Re:** **AEGEA, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **Amendment No. 2 to Form 10-K for Fiscal Year**
> **Ended December 31, 2012**
> **Filed July 30, 2013**
> **File No. 000-53377**

Dear Mr. Duffy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that the page numbers referenced below represent page numbers in the amendment filed July 30, 2013.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 9A. Controls and Procedures, page 27</u>

1. We note that you have concluded that your disclosure controls and procedures are not effective but that your Internal Controls and Procedures are effective. Please explain to us how you concluded that your Internal Control over financial reporting were effective when your disclosure controls and procedures were not effective.

Item 10. Directors, Executive Officers & Corporate Governance, page 27

Director and Executive Compensation, page 28

2. We note that your President and Director was not paid compensation but earned compensation which has been accrued. Compensation earned needs to be disclosed in a compensation table. See Item 402(n) of Regulation S-K. In future filings please provide a compensation table for your executive and in your response to this letter please provide us with your proposed disclosure.

Signatures, page 32

3. We note that Form 10-K did not include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer *on behalf of the registrant* in the second signature block as required by General Instruction D(2)(a) and (b) of Form 10-K. In future filings, please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting in the second signature block. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block. Please refer to general instruction D.2. of Form 10-K.

Exhibit 31.1

4. In future filings, please delete the title of the officer from the first sentence of your certification. Please also confirm that the inclusion of your CEO's and CFO's title was not intended to limit the capacity in which such individual provided the certification.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief